

January 8, 2013

Via E-mail
Lori H. Freedman, Esq.
Vice President of Corporate Affairs and
General Counsel
pSivida Corp.
400 Pleasant Street
Watertown, MA 02472

> **Re: pSivida Corp.**
> **Registration Statement on Form S-3**
> **Filed December 19, 2012**
> **File No. 333-185549**

Dear Ms. Freedman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee table

1.   We note from your disclosure on page 20 that you may issue warrants to purchase your common stock or your CHESS Depositary Interests (CDIs). If you intend to offer warrants that will be exercisable for CDIs, please add the CDIs to your registration statement fee table and file a revised legality opinion that also addresses the legality of the CDIs. Otherwise, revise your disclosure as appropriate.

Prospectus cover page

2.   Please provide the disclosure required by Instruction 7 to General Instruction I.B.6 of Registration Statement on Form S-3.

<u>Exhibit 5.1 – Legality Opinion</u>

3.   Please file a revised legality opinion which does not contain the restriction in the last paragraph of the current opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tim Buchmiller at (202) 551-3635 or Mary Beth Breslin, reviewing attorney, at (202) 551-3625 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via e-mail):   Mary E. Weber, Esq.
                   Ropes & Gray LLP